

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 18, 2009

By U.S. Mail and Facsimile

Mr. Jerry W. Fanska
Senior Vice President – Finance and Treasurer
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

> **Re:** **Layne Christensen Company**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed May 8, 2008**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2008**
> **File No. 001-34195**

Dear Mr. Fanska:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief